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21001274

MAR 15 2021

SEC

Washington, DC

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Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bluefin Research Partners, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Federal Street, Suite 301
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kritzer — (617) 737-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brian Kritzer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bluefin Research Partners, Inc., as

3/15/21 BK

of ~~December 31~~ ~~, 2020~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of Suffolk:

SOFIA EYASSU
Notary Public: Commonwealth of Massachusetts
My Commission Expires January 15, 2027

[Signature]
Signature

PRESIDENT
Title

Sofia Eyassu. 3/15/2021
Notary Public SOFIA EYASSU

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bluefin Research Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluefin Research Partners, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

March 12, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$1,030,057
Securities owned	197,000
Pre-paid expenses	14,000
Accounts receivable	154,234
Property and equipment, net of accumulated depreciation of $7,887	21,220
Right of Use Asset	491,311
Deposit	24,200
Total Assets	$1,932,022

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Paycheck Protection Program loan	$208,978
Commissions payable	171,903
Lease liability	506,821
Total Liabilities	$887,702
SHAREHOLDERS' EQUITY	1,044,320
Total Liabilities and Shareholders Equity	$1,932,022

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flow from operating activities:	
Net income	$17,718
Items which do not impact cash:	
Depreciation	5,305
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(14,000)
Decrease in accounts receiveable	74,419
Increase in securities owned	(136,611)
Decrease in deposits	34,778
Decrease in right of use asset	115,594
Decrease in deferred revenue	(8,600)
Increase in commissions payable	27,763
Decrease in lease liability	(112,615)
Total adjustments	(19,272)
Net cash provided by operating activities	3,751
Cash flows from financing activities:	
Distributions to shareholders	(120,000)
Paycheck Protection Program loan proceeds	208,978
Net cash provided by financing activities	88,978
Net increase in cash and cash equivalents	92,729
Cash and cash equivalents at the beginning of the year	937,328
Cash and cash equivalents at the end of the year	$1,030,057

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total
Balance at beginning of the year	$1,146,602
Distributions to shareholders	(120,000)
Net income	17,718
Balance at year end	$1,044,320

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001. The Company is a registered broker dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts Receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss in included in the results of operations.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Revenue Recognition

Revenue from contracts with customers includes revenue from research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Research services are rendered through the dissemination of internally generated research reports as well as access to the Company's analysts. Revenue is recognized when the Company satisfies its performance obligation by transferring the promised services to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned consist of exchange traded funds that are recorded at fair value. The resulting difference between cost and fair value is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

NOTE 2 - INCOME TAXES

The Company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $900,557 at December 31, 2020, which exceeded required net capital of $100,000 by $800,557. The percentage of aggregate indebtedness to net capital at December 31, 2020 was 44.02%.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring in 2024. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

NOTE 4 – LEASE COMMITMENTS (continued)

Maturity of the lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,	
2021	142,932
2022	145,956
2023	148,980
2024	113,436
Total	$551,304

Total undiscounted lease payments	$551,304
Less imputed interest	(44,493)
Total lease liability	$506,821

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2021 was $148,715.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

The Company received rental income during 2020 from an unrelated entity under a month-to-month sublease in the amount of $24,000 that has been included in other income.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgement about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Fair Value Measurements December 31, 2020	Level1 Valuation	Level2 Valuation	Level 3 Valuation
Securities owned, publicly traded exchange traded funds	$197,000	$197,000	$0	$0

NOTE 6 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2020.

NOTE 7 – PAYCHECK PROTECTION PROGRAM LOAN

During the 12 months ended December 31, 2020 the Company borrowed $208,978 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act sponsored by the United States and administered by the Small Business Administration (the "SBA").

The loan is subject to a note dated May 3rd, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made by the SBA as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months for the date of the note. The loan may be repaid at any time with no prepayment penalty.

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2020

AGGREGATE INDEBTEDNESS	396,391
NET CAPITAL:	
Total shareholders' equity	$1,044,320
ADJUSTMENTS TO CAPITAL:	
Property and equipment	(21,220)
Non-allowable accounts receivable	(53,982)
Prepaid expenses	(14,000)
Other assets	(24,200)
Net capital before haircuts	$930,918
Less haircuts	(30,361)
Net capital	$900,557
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$800,557
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	44.02%

There are no material differences from the proceeding computation and the Company's corresponding unaudited part II of form X-17A-5, as amended, as of December 31, 2020.

BLUEFIN RESEARCH PARTNERS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon footnote 74 of the 2013 release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon footnote 74 of the 2013 release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bluefin Research Partners, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bluefin Research Partners, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Bluefin Research Partners, Inc. stated that Bluefin Research Partners, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Bluefin Research Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bluefin Research Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 12, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BLUEFIN
RESEARCH PARTNERS

EXEMPTION REPORT
SEA RULE 17A-5(D)(4)

March 11, 2021

RUBIO CPA, PC
272 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

We, as members of management of BlueFin Research Partners, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph 9a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving providing institutional clients with research throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period of January 1, 2020 to December 31, 2020 without exception.

Signed:

Name: Brian Kritzer

Title: President

60 State Street 10th Fl.
Boston, MA 02109
tel: (617) 737-5700
fax: (617) 248-9891
www.bluefinresearch.com
Member FINRA